MOLECULAR TEMPLATES, INC.

9301 Amberglen Blvd.

Austin, TX 78729

VIA EDGAR

August 16, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: Molecular Templates, Inc.

Acceleration Request for Registration Statement on Form S-3

Filed August 10, 2023

File No. 333-273864

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Molecular Templates, Inc. hereby requests that the effective date and time of the above-referenced registration statement be accelerated to August 18, 2023, at 4:05 p.m., Eastern Time, or as soon thereafter as practicable.

If you have any questions regarding this request, please contact Melanie R. Levy of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. at (858) 314 -1873.

Sincerely,

MOLECULAR TEMPLATES, INC.

/s/ Jason S. Kim
Jason S. Kim
Chief Financial Officer

cc: Eric E. Poma, Molecular Templates, Inc.

Michelle Iwamoto-Fan, Molecular Templates, Inc.

Melanie R. Levy, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.